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                                                                     EXHIBIT 1
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NEWS RELEASE


     TOWER SEMICONDUCTOR ANNOUNCES MANAGEMENT CHANGES EFFECTIVE JUNE 1, 2003


MIGDAL HAEMEK, ISRAEL - MARCH 4, 2003 - Tower Semiconductor (NASDAQ: TSEM; TASE:
TSEM) today announced that longtime co-chief executives Dr. Yoav Nissan-Cohen and Dr. Rafi Levin have announced their intention to resign from service, after leading the company for 10 years and completing the main task of launching Fab 2 operations, the company's 0.18-micron and below manufacturing facility, which opened earlier this year.

"The board is extremely grateful to Yoav and Rafi for their dedication, vision and long years of service," said Idan Ofer, chairman of the board of directors of Tower Semiconductor. "Under their direction, Tower has grown from a single-fab operation to a multi-fab, multimillion-dollar operation with the infrastructure in place to advance to the next level. On behalf of Tower's board of directors, I thank Yoav and Rafi for their willingness to continue to support the company during and after the management transition."

Tower also announced that Idan Ofer has elected to step down as Tower's chairman of the board, although he will continue to serve as a member of the board of directors. The board of directors has appointed Carmel Vernia as chairman of the board and acting CEO of Tower. Vernia's appointment is subject to approval by Tower shareholders. Upon such approval, the management changes announced today will go into effect beginning June 1, 2003.

Ofer continued, "Carmel will bring the knowledge and experience that he gained in his former positions and will be able to dedicate his full time and efforts to the company's advancement. He is an excellent addition to lead Tower to the fulfillment of its goals. With Carmel leading Tower, Harold Blomquist as its senior VP of business operations and the rest of Tower's strong management team, the new leadership will spearhead the next phase of the company's growth strategy, including enabling Fab 2 to realize its full potential."

Most recently, Vernia served as chief scientist in the Government of Israel's Ministry of Industry and Trade. In that position, he was responsible for setting the government's research and development policy and managing a budget dedicated to the growth of Israel's high-tech industry. Previous to that, he spent 16 years with Comverse Technology (Nasdaq: CMVT), a leading provider of software and systems enabling network-based multimedia enhanced communications services. During his tenure there, he served in positions of increasing responsibility, culminating with his appointment to the dual positions of chief operating officer of Comverse and CEO of Comverse Infosys, a subsidiary of Comverse that has since become Verint Systems (NASDAQ: VRNT).

Vernia began his career at Intel Corporation (Nasdaq: INTC), where he worked as an application engineer on the world's first single digital-signal-processing
(DSP) chip. He earned a master's degree in electrical and computer engineering from the University of California, Davis and a bachelor's degree in electrical engineering from the Technion - Israel Institute of Technology.

"Tower has a strong foundation of impressive talent and engineering excellence," said Vernia. "The company offers an excellent growth opportunity to all its employees, customers and shareholders and its success will contribute greatly to

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advancing Israel's high-tech industry. Leading the company to further international success is a personal challenge, and I thank Tower's management for providing me with this exciting opportunity and responsibility."

Nissan-Cohen and Levin will cease acting as co-CEO's on June 1, 2003. Both Nissan-Cohen and Levin have been with Tower since the company was founded in 1993. Nissan-Cohen began as the company's vice president of technology and business development, while Levin started as Tower's vice president and chief operations manager. Both were promoted to the position of co-CEO in June 1995.

"After leading the company for 10 years and completing our main task of launching Fab 2 operations, we decided that it was time to pass the reins to a new leadership," said Nissan-Cohen and Levin. "With the addition to our management team of Harold Blomquist, who brings to Tower vast experience in semiconductor marketing and sales, and Carmel Vernia agreeing to serve as acting CEO in addition to chairing the board of directors, we feel that we are leaving the company in competent, seasoned hands. We are very proud of our roles in leading Tower from conception to the completion of a state-of-the-art second fab, which will serve as the platform for transforming Tower into a first-rank global semiconductor company."


ABOUT TOWER SEMICONDUCTOR LTD.
Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 microns; it also provides complementary manufacturing services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 20,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology, and will offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

SAFE HARBOR
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) obtaining required approvals of the shareholders of the Company to the appointment of Carmel Vernia as Chairman of the Board and acting CEO, (ii) obtaining required approvals of the shareholders of the Company and regulatory authorities, to the amendment to the Fab 2 investment agreements, (iii) raising $22 million before the end of 2003, which is a condition to our major shareholders payment of the remaining portion of the fifth milestone, (iv) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally, (v) obtaining additional business from new and existing customers, (vi) obtaining additional financing for the Fab 2 project from wafer partners and/or equity partners and/or other sources, (vii) any failure by Tower to raise additional funding by the deadlines set forth in its agreement with its banks and/or a failure by Tower to reach an agreement with its banks to extend the deadlines to raise additional financing in 2003 and/or failure by Tower to get the approval of its banks to the amendment to the investment agreements, which would result in an event of default of Tower's loan agreement, in which event the banks would have the right to call the loans and exercise its liens against Tower's assets, (viii) a declaration of default by Tower's wafer partners, financial investors and the Investment Center of the State of Israel should Tower's banks call the loans, (ix) satisfaction of all other conditions under the agreements with the Fab 2 equity and wafer partners, the Israeli Investment Center and Tower's banks, (x) completing the construction of a new wafer manufacturing facility, (xi) successful completion of the development and/or transfer of advanced CMOS process technologies to be utilized in Tower's existing facility and in Fab 2, (xii) market acceptance and competitiveness of the products to be manufactured by Tower for customers using these technologies, (xiii) ramp-up of production at Fab 2 and (xiv) possible loss of our exclusive foundry license with Saifun if we fail to meet certain sales levels and other conditions.
A more complete discussion of risks and uncertainties that may affect the accuracy of these statements, and Tower's business generally, is included in the documents we file with the Securities and Exchange Commission.


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                                      # # #

PR Agency Contact Investor Relations ContactCorporate  Contact
Julie Lass                 Sheldon Lutch               Tamar Cohen
Loomis Group               Fusion IR & Communications  Tower Semiconductor Ltd.
+1 (713) 526 3737          +1 (212) 268 1816           +972-4650-6998
lassj@loomisgroup.com      sheldon@fusionir.com        pr@towersemi.com
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